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                                                                   EXHIBIT 12.2

MCN ENERGY GROUP INC. AND SUBSIDIARIES
COMPUTATION OF INTEREST COVERAGE RATIO
(Dollars in Thousands)

The following table sets forth the interest coverage ratio for MCN on a historical basis for the periods indicated. This ratio differs from the SEC prescribed "Ratio of Earnings to Fixed Charges" in its treatment of certain hybrid securities of MCN.

                                              Twelve Months         Twelve Months         Twelve Months
                                                  Ended                 Ended                Ended
                                            December 31, 1997     December 31, 1996     December 31, 1995
                                            --------------------------------------------------------------
EARNINGS AS ADJUSTED:
Pre-tax income (1)                           $   194,430               148,944                 128,499
Nonrecourse debt                                   1,609                    --                      --
Interest capitalized                             (18,190)              (14,631)                 (7,893)
Preferred dividend adjustment (2)                 32,465                17,989                   9,610
Pension costs                                    (20,539)              (14,029)                (14,099)
Postretirement costs                              11,411                13,586                  19,460
Interest rate charges                            103,840                89,136                  67,120
                                             -----------           -----------            ------------
                                                 305,026               240,995                 202,697
                                             ===========           ===========            ============

INTEREST RATE CHARGES:
Interest expensed                                 86,453                77,781                  56,902
Interest capitalized                              18,190                14,631                   7,893
Interest implicit in rentals                       2,181                 2,339                   2,325
Nonrecourse interest                              (1,609)                   --                      --
Preferred dividends adjustment (3)                (1,375)               (5,615)                     --
                                             -----------           -----------            ------------
                                                 103,840                89,136                  67,120
                                             ===========           ===========            ============

Interest Coverage Ratio                             2.94                  2.70                    3.02
                                             ===========           ===========            ============

(1) Income from continuing operations before income taxes
(2) Preferred dividends expensed, adjusted to: exclude (a) dividends on the $100,000,000 of Single Point Remarketed Reset Capital Securities (SPRRCS) of MCN Financing VI, (b) dividends on the $100,000,000 of Private Institutional Trust Securities (PRINTS) of MCN Financing V and to include
    (c) interest on the $130,000,000 of 6.82% Series Medium-Term Notes, issued in conjunction with the $135,000,000 of 8% Preferred Redeemable Increased Dividend Equity Securities of MCN.
(3) Includes interest on $130,000,000 of 6.82% Series Medium-Term Notes less dividends on the SPRRCS and PRINTS.

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